

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 4561

December 29, 2009

Patrick C. Condo
Chief Executive Officer
Convera Corporation
1921 Gallows Road, Suite 200
Vienna, VA 22182

> **Re:** **Convera Corporation**
> **Preliminary Revised Information Statement on Schedule 14C**
> **Filed December 24, 2009**
> **File No. 001-31989**

Dear Mr. Condo:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via facsimile: (212) 355-3333</u>
Stephen Davis, Esq.
Goodwin Procter LLP